SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                            York Research Corporation
             -------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    987048105
             -------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Peter M. Faulkner
                            c/o PMF Partners, L.L.C.
                     1330 Avenue of the Americas, 34th Floor
                               New York, NY 10019
                                 (212) 649-9544
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Daniel Schloendorn, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  June 14, 2002
             -------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------            ----------------------------------
CUSIP No.      987048105                       Page 2 of 15 Pages
----------------------------------            ----------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Peter M. Faulkner
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF, WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------------------------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                18,000
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,356,000
  OWNED BY            --------- ------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     18,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,356,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,374,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------            ----------------------------------
CUSIP No.      987048105                       Page 3 of 15 Pages
----------------------------------            ----------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PMF Partners, L.L.C.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
------------------------------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,350,100
  OWNED BY            --------- ------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,350,100
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,350,100
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------            ----------------------------------
CUSIP No.      987048105                       Page 4 of 15 Pages
----------------------------------            ----------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Rumpere Capital Trading Partners, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
------------------------------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,350,100
  OWNED BY            --------- ------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,350,100
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,350,100
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------            ----------------------------------
CUSIP No.      987048105                       Page 5 of 15 Pages
----------------------------------            ----------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Ashley Thacher
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------------------------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    4,400
  OWNED BY            --------- ------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,400
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,400
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.03%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This statement on Schedule 13D (this "Schedule 13D") supercedes the Amendment No. 3 to Schedule 13G (the "Amendment No. 3") which was filed on January 31, 2002 with respect to the Common Stock (as defined in Item 2(d) below) of York Research Corporation. This Schedule 13D is being filed on behalf of Peter M. Faulkner, a United States citizen ("Mr. Faulkner"), PMF Partners, L.L.C., a New York limited liability company ("PMF Partners"), Rumpere Capital Trading Partners, Ltd., a British Virgin Islands corporation ("Rumpere") and Ashley Thacher, a United States citizen ("Ms. Thacher" and, together with Mr. Faulkner, PMF Partners and Rumpere, the "Reporting Persons"). This Schedule 13D relates to the common stock, par value $0.01 per share, of York Research Corporation, a Virginia corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company.

Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934 (the "Exchange Act"). The address of the principal executive offices of the Company is 280 Park Avenue, Suite 2700 West, New York, NY 10017.

Item 2.  Identity and Background.

     (a) This statement is filed by the Reporting Persons.

     (b) The address of the principal business and principal office of Mr. Faulkner, PMF Partners and Ms. Thacher is 1330 Avenue of the Americas, 34th Floor, New York, NY 10019. The address of the principal office of Rumpere is c/o HWR Services, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

     (c) The principal business of PMF Partners is to invest and trade in public and private securities, including, but not limited to, distressed securities ("Investment Securities"), on behalf of various entities, including, but not limited to, Rumpere. Mr. Faulkner serves as managing member of PMF Partners, the investment advisor to Rumpere. Rumpere is an investment fund which invests and trades in Investment Securities. Ms. Thacher assists PMF Partners in its investment and trading activities in connection with her employment.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Faulkner and Ms. Thacher are United States citizens. PMF Partners is organized under the laws of the State of New York. Rumpere is organized under the laws of the British Virgin Islands.

Item 3.  Source and Amount of Funds or Other Consideration.

     Rumpere expended an aggregate of approximately $1,132,074 of its own investment capital to acquire the 1,350,100 shares of Common Stock held by it. Mr. Faulkner expended an aggregate of approximately $60,266 of his own funds to acquire the 18,000 shares of Common Stock directly owned by him. Mr. Faulkner expended an aggregate of approximately $2,256.00 of his own funds to acquire 1,500 shares of Common Stock contributed by him to Peter Faulkner UGMA Clifford Dantes ("UGMA Clifford Dantes") (which shares may be deemed to be beneficially owned by Mr. Faulkner). Ms. Thacher expended an aggregate of approximately $1,535.20 of her own funds to acquire the 4,400 shares of Common Stock directly owned by her. Ms. Thacher, Mr. Faulkner and UGMA Clifford Dantes intend to vote or dispose of their own personal or direct holdings of shares of Common Stock in the same manner in which shares of Common Stock held by Rumpere are voted or disposed of by Rumpere (such shares beneficially owned by Rumpere and the other Reporting Persons, the "Shares"). The Shares were acquired in open market purchases.

     The Reporting Persons effect purchases of securities primarily through accounts maintained for them at Bear Stearns Securities Corp., Inc. (the "Primary Broker"), which may extend margin credit to Rumpere as and when required to open or carry positions in Rumpere's account, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in Rumpere's account are pledged as collateral security for the repayment of debit balances in the account.

Item 4.  Purpose of Transaction.

     The purpose of the acquisition of the Shares by Rumpere and the other Reporting Persons is for investment. The Reporting Persons may make further acquisitions of Common Stock from time to time or dispose of any or all of the shares of Common Stock held by them at any time.

     This Schedule 13D is being filed to report, among other things, that in accordance with Rule 13d-1(e)(1) of the Exchange Act, the Reporting Persons may be deemed to be holding their shares of Common Stock with a purpose or effect of changing or influencing control of the Company. As further detailed in a letter, dated June 14, 2002, from Rumpere's counsel to the Board of Directors and President and Chief Executive Officer of the Company, a copy of which is attached hereto as Exhibit 2, Rumpere has significant objections to the Company's recent plans to file for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code.

     For the reasons set forth in Exhibit 2, Rumpere is urging the Company to reconsider and change its current strategy. Rumpere is seeking the Company to be more transparent in its bankruptcy process and to disclose the reasons why a proposed recapitalization of the Company was not pursued. Rumpere also seeks to be included in the negotiations with respect to the contemplated restructuring of the Company.

     Rumpere's counsel has also sent a letter to the Office of the United States Trustee, dated June 14, 2002, with respect to the Company's bankruptcy process, seeking the formation of an official committee of equityholders. As further detailed in this letter, a copy of which is attached hereto as Exhibit 3, Rumpere is available to serve on this committee.

     Additionally, Mr. Faulkner has been and plans to continue to be in contact with other holders of securities of the Company to discuss the Company's bankruptcy plans, and business and financial condition.

     Mr. Faulkner, PMF Partners, Rumpere and Ms. Thacher are engaged in the investment business. In pursuing this business, they analyze the operations, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

     Except as set forth above, and in the letters attached hereto as Exhibits 2 and 3, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

     (a) & (b) Current Ownership
               -----------------

     Mr. Faulkner possesses voting and dispositive control over shares of Common Stock held by Rumpere through PMF Partners, the investment advisor to Rumpere. Mr. Faulkner is managing member and sole owner of PMF Partners. Ms. Thacher assists PMF Partners in connection with her employment. Ms. Thacher, Mr. Faulkner and UGMA Clifford Dantes intend to vote or dispose of their own personal or direct holdings of shares of Common Stock in the same manner in which such shares are voted or disposed of by Rumpere.

     A.  Peter M. Faulkner
         -----------------

     (a) Amount beneficially owned: 1,374,000 shares.

     (b) Percent of class: 8.4%. The percentages used herein and in the rest of this statement are calculated based upon the 16,266,697 shares of Common Stock issued and outstanding as of November 30, 2001, as reflected in the Company's Form 10-Q for the period ended November 30, 2001.

     (c) Number of shares as to which such person has:
         (i)     Sole power to vote or direct the vote:  18,000
         (ii)    Shared power to vote or direct the vote:  1,356,000
         (iii)   Sole power to dispose or direct the disposition:  18,000
         (iv)    Shared power to dispose or direct the disposition:  1,356,000

     B. PMF Partners
        ------------

     (a) Amount beneficially owned: 1,350,100

     (b) Percent of class: 8.3%

     (c) Number of shares as to which such person has:
         (i)     Sole power to vote or direct the vote:  0
         (ii)    Shared power to vote or direct the vote:  1,350,100
         (iii)   Sole power to dispose or direct the disposition:  0
         (iv)    Shared power to dispose or direct the disposition:  1,350,100

    C. Rumpere Capital Trading Partners Limited
       ----------------------------------------

       (a) Amount beneficially owned:  1,350,100

       (b) Percent of class:  8.3%

       (c) Number of shares as to which such person has:
           (i)     Sole power to vote or direct the vote:  0
           (ii)    Shared power to vote or direct the vote:  1,350,100
           (iii)   Sole power to dispose or direct the disposition:  0
           (iv)    Shared power to dispose or direct the disposition:  1,350,100

     D. Ashley Thacher
        ---------------

        (a) Amount beneficially owned:  4,400

        (b) Percent of class:  0.03%

        (c) Number of shares as to which such person has:
            (i)     Sole power to vote or direct the vote:  0
            (ii)    Shared power to vote or direct the vote:  4,400
            (iii)   Sole power to dispose or direct the disposition:  0
            (iv)    Shared power to dispose or direct the disposition:  4,400

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Reporting Persons in the Common Stock during the past sixty days.

     All of the transactions set forth on Schedule A, except as may be otherwise noted therein, were effected in open market purchases on the NASDAQ Stock Market through the Primary Broker.

     Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, other than investors in Rumpere, no one of which has an interest which relates to in excess of five percent of the outstanding Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     By virtue of the relationships among the Reporting Persons, as described in
Item 2, the Reporting Persons may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person and the filing of this Schedule 13D shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

     1. Joint Acquisition Statement, by and among Peter M. Faulkner, PMF Partners, L.L.C., Rumpere Capital Trading Partners, Ltd. and Ashley Thacher, dated June 24, 2002.

     2. Letter from counsel for Rumpere Capital Trading Partners, Ltd. to the Board of Directors and President and Chief Executive Officer of York Research Corporation, dated June 14, 2002.

     3. Letter from counsel for Rumpere Capital Trading Partners, Ltd. to Carolyn S. Schwartz, Esq., Office of the United States Trustee, dated June 14, 2002.

                                   Schedule A
                          (Transactions in Common Stock
                during the past sixty days undertaken by Rumpere)

                            Shares           Shares        Price
          Date              Purchased        Sold          Per Share
          ----              ---------        ----          ---------

          05/30/02          135,000                        $0.07
          05/31/02           87,000                        $0.06
          05/31/02           20,000                        $0.06
          06/03/02           61,000                        $0.06
          06/04/02          100,000                        $0.05
          06/05/02           15,000                        $0.03
          06/06/02           85,000                        $0.02
          06/07/02           15,000                        $0.04
          06/11/02           25,000                        $0.04

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2002


/s/ Peter M. Faulkner
------------------------------------      RUMPERE CAPITAL TRADING PARTNERS, LTD.
Peter M. Faulkner

                                          By:  /s/ Peter M. Faulkner
                                               ---------------------------------
                                               Name:   Peter M. Faulkner
                                               Title:  Portfolio Manager

/s/ Ashley Thacher
------------------------------------      PMF PARTNERS, L.L.C.
Ashley Thacher

                                          By:  /s/ Peter M. Faulkner
                                               ---------------------------------
                                               Name:   Peter M. Faulkner
                                               Title:  Managing Member